Via Facsimile and U.S. Mail
Mail Stop 6010


November 30, 2005


Mr. James M. Frates
Chief Financial Officer
Alkermes, Inc.
88 Sidney Street
Cambridge, MA  02139-4136

Re:	Alkermes, Inc.
	Form 10-K for the Fiscal Year Ended March 31, 2005
	Filed June 14, 2005
	File No. 001-14131


Dear Mr. Frates:

      We have reviewed your October 21, 2005 response to our September 22, 2005 comment letter and have the following comments. In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations and Comprehensive Loss, page
F-
3

1. Regarding your response to prior comment two, please further clarify why it is sufficient to separately disclose your manufacturing and royalty revenues only in MD&A, as Rule 5-03(b)(1)
of Regulation S-X does distinguish between "net sales of tangible products" and "other revenues". In so doing, please address how royalty revenues represent "net sales of tangible products", as opposed to "other revenues", especially as your response indicates that (a) manufacturing revenue is recognized upon shipment while royalty revenues are recognized when the product is sold by your customer and (b) there are no costs associated with royalty revenues.
In addition, please tell us how your statements of operations illustrate the relationship between "net sales of tangible products" and the "cost of tangible goods sold", as apparently contemplated by
Rule 5-03(b)(1) and (2).

Notes to Consolidated Financial Statements, page F-6

9.  Convertible Preferred Stock, page F-18

2. We have the following comments about your response to our prior comment five:

a. Please propose revisions to your balance sheets to clarify that the convertible preferred stock is mezzanine equity, as it could now appear to be a liability.

b. Please tell us the "elements that were considered for allocation of proceeds" and how they were either "scoped out of separate recognition" or "have no value".

c. As the fourth paragraph under "Measurement" in EITF D-98 appears to contemplate that adjustments to the carrying amount could result in decreases to the carrying amount and increases in income applicable to common stockholders in calculating EPS, please tell us what language in EITF D-98 supports your assertions that:

i. the "redemption amount" should be the greater of the initial carrying amount or the fair value of consideration that you would transfer upon redemption;

ii. "the spirit of EITF D-98 appears to require" that the carrying amount "equal not just the fair value of assets that must be transferred, but the fair value of future economic benefits that would be forgone upon redemption";

iii. adjusting the stock "below its initial carrying amount ...
would
imply that the holders ... would make an uneconomic decision";
and,

iv. it is not appropriate to increase EPS on "the assumption that investors will make an uneconomic decision to redeem the preferred stock ..., unless and until such redemption occurred."

In addition, please explain why you appear to believe that the excess of the initial carrying amount over fair value should not have been included in equity. Finally, please tell us why you appear to believe that EPS should not have been increased when the fair value was less than the initial carrying amount.

*    *    *    *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658, or Oscar M. Young, Jr., Senior Accountant, at (202) 551-
3622,
if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. James M. Frates
Alkermes, Inc.
November 30, 2005
Page 3